April 27, 2007
Mr. Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cavium Networks, Inc.
Amendment No. 7 to Registration Statement
Registration File No. 333-140660
Dear Mr. Buchmiller:
On behalf of Cavium Networks, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 7 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-140660 (the “Registration Statement”), marked to show changes to Amendment No. 6 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2007. For your convenience, we are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes and will forward a courtesy package of these documents to your attention.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated April 27, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
Exhibit 5.1
1.      Given the limitation in the second paragraph on page 1 that your counsel is opining “only with respect to the general corporation laws of the State of Delaware,” please have your counsel confirm to us in writing, and submit their written confirmation as correspondence on EDGAR, that they concur with our understanding that the reference and limitation to “the general corporation laws of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VIII.A.14 of the Current Issues Outline available at http://www.sec.gov/pdf/cfcr112k/pdf.
In response to the Staff’s comment, we, as counsel to the Company, confirm that we concur with the Staff’s understanding that the reference and limitation to “the general corporation laws of the State of Delaware” in our opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Vincent P. Pangrazio
Vincent P. Pangrazio

cc:	Syed B. Ali, Cavium Networks, Inc.
Arthur D. Chadwick, Cavium Networks, Inc.
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati P.C.
Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati P.C.
Raman Chitkara, PricewaterhouseCoopers LLP